KH 4/21

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2015
REGISTRATIONS BRANCH
12

SECURIT 15025412)N

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 67086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrowthPoint Technology Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

835 Page Mill Road
(No. and Street)

Palo Alto	California	94304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Savage — 650-322-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/21

OATH OR AFFIRMATION

I, John Savage, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GrowthPoint Technology Partners, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LORI CHEN
COMM. # 2042125
NOTARY PUBLIC • CALIFORNIA
SANTA CLARA COUNTY
Comm. Exp. SEPT. 20, 2017

Notary Public

Signature

Member

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROWTHPOINT
TECHNOLOGY PARTNERS

March 2, 2015

Securities & Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: GrowthPoint Technology Partners, LLC, #8-67086

Dear Sir/Madam:

Please find attached two Exemption Reports, which replaces the Exemption Reports included in our Annual Audit reports, sent to you via FedEx on February 24th, for delivery by February 26th. Please disregard the Exemption Reports included in the Annual Audit Reports and replace them with the enclosed.

Thank you for your attention to this matter, and please do not hesitate to contact me if you have any questions.

Regards,

Karyn M. White

Karyn M. White
Financial Principal
GrowthPoint Technology Partners, LLC
(650) 400-1821 cell
(650) 320-8476 office

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO

Report of Independent Registered Public Accounting Firm

To the Members of
GrowthPoint Technology Partners, LLC

We have reviewed management's statements, included in the accompanying letter, in which (1) GrowthPoint Technology Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GrowthPoint Technology Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) GrowthPoint Technology Partners, LLC stated that GrowthPoint Technologies Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GrowthPoint Technology Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GrowthPoint Technology Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rowbotham & Company LLP

San Francisco, California
February 20, 2015

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

GROWTHPOINT
TECHNOLOGY PARTNERS

February 20, 2015

Rowbotham & Company LLP
101 Second Street, Suite 1200
San Francisco, California 94105

GrowthPoint Technology Partners, LLC is making the following statements ("assertions"):

(i) We are claiming an exemption under Rule 15c3-3(k)(2)(i).
(ii) We met the exemption provisions of Rule 15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Sincerely,

John Savage